Exhibit 12.1

PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended	Year Ended December 31,
	June 30, 2009	2008		2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt (including interest capitalized)	$ 54,705	$ 98,455		$ 85,757	$ 87,755	$ 67,463	$ 35,445
Amortization of debt premium, discount and expenses	3,049	6,386		6,566	4,729	3,962	3,036
Other interest (including interest capitalized)	6,915	36,503		38,542	48,064	15,939	3,464
Estimated interest factor of lease rental charges	7,599	17,632		19,308	19,235	19,934	18,843
Preferred dividend requirements of subsidiary	350	689		556	798	4,063	881
Total Fixed Charges	$ 72,618	$ 159,665		$ 150,729	$ 160,581	$ 111,361	$ 61,669

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$ 26,279	$ (388,381)	*	$ 63,112	$ 164,018	$ 76,502	$ 107,060
(Earnings) loss of equity investee	5,958	29,687		(7,581)	-	-	-
Earnings from continuing operations before income taxes, non-controlling interest, and investee earnings	32,237	(358,694)		55,531	164,018	76,502	107,060
Fixed charges as above	72,618	159,665		150,729	160,581	111,361	61,669
Interest capitalized	(4,265)	(8,301)		(10,419)	(6,128)	(3,626)	(2,445)
Non-controlling interest in earnings of Valencia	(5,354)	(7,179)		-	-	-	-
Preferred dividend requirements of subsidiary	(350)	(689)		(556)	(798)	(4,063)	(881)

Earnings Available for Fixed Charges	$ 94,886	$ (215,198)		$ 195,285	$ 317,673	$ 180,174	$ 165,403

Ratio of Earnings to Fixed Charges	1.31	N/M	**	1.30	1.98	1.62	2.68

* The presentation of non-controlling interest in earnings of Valencia was changed effective January 1, 2009 in accordance with SFAS 160. The 2008 presentation has been changed to be consistent with 2009. There is no impact on periods prior to 2008.

** The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $374.9 million for the twelve months ended December 31, 2008.